Simpson Thacher & Bartlett LLP
3330 Hillview Avenue
Palo Alto, CA 94304
telephone: (650) 251-5000
telecopier: (650) 251-5002

December 6, 2005

VIA EDGAR AND TELECOPIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Celeste M. Murphy, Esq. Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance Telephone: (202) 551-3257 Telecopier: (202) 772-9203
Re:	Agilent Technologies, Inc. Amendment No. 1 to Issuer Self-Tender Statement on Schedule TO-I filed December 6, 2005 File No. 005-57827 Initially Filed November 15, 2005

Dear Ms. Murphy:

        On behalf of Agilent Technologies, Inc. ("Agilent"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated November 29, 2005 relating to Agilent's Issuer Self-Tender Statement on Schedule TO (File No. 005-57827) filed with the Commission on November 15, 2005 (the "Schedule TO").

        On behalf of Agilent, we are concurrently filing via EDGAR Amendment No. 1 to the Schedule TO ("Amendment No. 1"), and for the convenience of the Staff, we are providing a copy of this letter and of Amendment No. 1 to you by telecopier.

        In this letter, we have recited the comments from the Staff in bold type and have followed each comment with Agilent's response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Schedule TO. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

Schedule TO-I

Item 10. Financial Statements

        1.     It is not clear where you disclose the ratio of earnings to fixed charges or book value per share data required by Items 1010(a)(3) and (4) of Regulation M-A, respectively. Advise or revise.

        In response to this comment, we have included the ratio of earnings to fixed charges and book value per share data on page 4 of Amendment No. 1.

        2.     Disclose in the Offer to Purchase the summary financial information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. In addition, on a supplemental basis, advise us as to how you intend to disseminate the summary financial information.

        In response to this comment, we have provided on pages 4 and 5 of Amendment No. 1 the summary financial information required by Regulation M-A telephone interpretation H.7 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. With respect to dissemination of such summary financial information, as we have discussed with the Staff, we respectfully assert that material summary financial information was previously disseminated on page 25 of the Offer to Purchase underneath the caption "Summary Unaudited Pro Forma Consolidated Financial Data", which provided historical summary financial data as indicated therein. Furthermore, we noted to the Staff that Agilent explicitly incorporated by reference the full financial information required by Items 101(a) and (b) of Regulation M-A, with disclosure describing how copies of such information could be obtained. With respect to further dissemination of summary historical financial data, Agilent has issued a press release today announcing that there are no remaining financial conditions to close, and that Agilent would file Amendment No. 1 today, which contains important information about the Offer.

Cautionary Note on Forward-Looking Statements, page xiii

        3.     We note your statement here and on page 34 that "[a]ny statement contained in this Offer to Purchase or in a document incorporated herein by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent such statement is made in any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase." As you know, Schedule TO does not permit "forward" incorporation. Therefore, please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

        We note the Staff's comment and will specifically reference any periodic reports that Agilent wishes to incorporate into the Schedule TO.

Determination of Validity....page 12

        4.     We note your statement that your "reasonable interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties." (emphasis added) Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document, including, but not limited to, the last sentence of your section entitled "Conditions of the Tender Offer."

        In response to this comment, we have revised the disclosure in Items 3, 4, 7 and 9 of the Offer to Purchase, as well as Section 9 of the Letter of Transmittal, as provided on pages 1 to 6 of Amendment No. 1.

Term Facility Commitment Letter, page 20

        5.     Please delete the qualification of the summary of the material terms of the commitment letter. Security holders should be able to rely upon such disclosure. You may encourage security holders to read the commitment letter carefully and in its entirety.

        In response to this comment, we have revised the disclosure in Item 9 of the Offer to Purchase, as provided on page 3 of Amendment No. 1, to delete the qualification of the summary.

Letter of Transmittal, page 6

        6.     We note your indication that the security holder has "read and understands" the tender offer. It is not appropriate to require security holders to attest to the fact that they have "read and understand" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language throughout the offer materials.

        In response to this comment, we have revised the disclosure on page 6 of the Letter of Transmittal to delete subclause (4) in the second full paragraph thereon, as provided on page 6 of Amendment No. 1.

* * *

        Please direct any questions or comments you may have about this filing to William H. Hinman, Jr. (650-251-5064), Gregory M. King (650-251-5175) or Louis P.A. Lehot (650-251-5064) of this office, and by telecopier to (650) 251-5002.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP
cc:	D. Craig Nordlund, Esq. Marie Oh Huber, Esq. Agilent Technologies, Inc.